SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	May	2010
Commission File Number	001-31395
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Material Change Report, dated May 5, 2010.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 21, 2010 (File No. 333-166209).

Document 1

MATERIAL CHANGE REPORT
Form 51-102F3

Item 1 Name and Address of Company

Canadian Superior Energy Inc. (the “Company”)
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6

Item 2 Date of Material Change

The material change occurred on April 28, 2010.

Item 3 News Release

The Company issued a news release on April 29, 2010 through Marketwire.

Item 4 Summary of Material Change

The Company announced that it will be holding an annual and special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of the Company on Thursday, June 3, 2010, at 3:00 p.m. to seek, amongst other things, the approval of Shareholders to consolidate (the "Consolidation") the issued and outstanding Common Shares on the basis of one post-Consolidation Common Share for every five pre-Consolidation Common Shares, or such lesser Consolidation ratio as the board of directors (the "Board") of the Company may determine.  The specific details of the Consolidation will be set forth in an Information Circular to be mailed to the Shareholders and will be made available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov. The proposed Consolidation is subject to Toronto Stock Exchange ("TSX") and NYSE Amex Equities ("AMEX") acceptance and the ultimate discretion of the Board to implement the Consolidation. Subject to these conditions and obtaining Shareholder approval at the Meeting, the 311,481,737 pre-Consolidation Common Shares that are currently outstanding would be reduced to approximately 62,296,347 post-Consolidation Common Shares.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that it will be holding the Meeting on Thursday, June 3, 2010, at 3:00 p.m. to seek, amongst other things, the approval of Shareholders for the Consolidation.  The specific details of the Consolidation will be set forth in an Information Circular to be mailed to the Shareholders and will be made available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov. The proposed Consolidation is subject to TSX and AMEX acceptance and the ultimate discretion of the Board to implement the Consolidation. Subject to these conditions and obtaining Shareholder approval at the Meeting, the 311,481,737 pre-Consolidation Common Shares that are currently outstanding would be reduced to approximately 62,296,347 post-Consolidation Common Shares.

If the Consolidation is implemented, fractional post-Consolidation Common Shares will not be issued to Shareholders. Where the Consolidation would otherwise result in a Shareholder being entitled to a fractional post-Consolidation Common Share, the number of post-Consolidation Common Shares issued to such Shareholder shall be rounded up to the next greater whole number of post-Consolidation Common Shares if the fractional entitlement is equal to or greater than 0.5 and shall be rounded down to the next lesser whole number of post-Consolidation Common Shares if the fractional entitlement is less than 0.5.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The name and business number of an executive officer of the Company who is knowledgeable about the material change and this report is:

Robb Thompson
Chief Financial Officer
Telephone (403) 294-1411

Item 9 Date of Report

This report is dated May 5, 2010

This material change report contains forward-looking information with respect to the timing of the Meeting, the implementation of the Consolidation and the treatment of fractional post-Consolidation Common Shares.  Such forward-looking information is subject to the ability of Canadian Superior to obtain all requisite approvals and accordingly, there can be no assurance that any of the foregoing actions by the Company will be completed as contemplated.  The Company assumes no obligation to update and/or revise this forward-looking information except as required by law.

This material change report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to the timing of the Meeting, the implementation of the Consolidation and the treatment of fractional post-Consolidation Common Shares.  The words "will", "would" and "if" are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by Canadian Superior in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that Canadian Superior believes are appropriate in the circumstances.  Many factors could cause Canadian Superior's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the ability of Canadian Superior to obtain all requisite approvals.  These risk factors and others relating to Canadian Superior are discussed in greater detail in the "Risk Factors" section of Canadian Superior's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on Canadian Superior's forward-looking statements.  Canadian Superior has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)
Date:	May 5, 2010	By:	/s/ Robb Thompson
			Name:	Robb Thompson
			Title:	Chief Financial Officer